EXHIBIT 12.1

UBIQUITEL INC. AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2004	2003	2002	2001	2000
Loss from continuing operations before income taxes and extraordinary items	$(14,736)	$(7,827)	$(129,764)	$(107,869)	$(27,902)
Add:
Fixed charges less capitalized interest	46,368	37,320	51,742	43,411	24,536
“Earnings” as defined	$31,632	$29,493	$(78,022)	$(64,458)	$(3,366)
Fixed charges
Interest expense (including amortization of debt discount and amounts capitalized)	$40,070	$31,249	$46,004	$43,871	$27,709
Preferred stock dividends	__	__	__	__	14,601
Interest element of rentals	5,638	5,191	4,858	3,715	764
Total fixed charges	$45,708	$36,440	$50,862	$47,586	$43,074
Deficiency of earnings to fixed charges	$14,076	$6,947	$128,884	$112,044	$46,440